United States

Securities and Exchange Commission

Washington, D.C. 20549

Form SD

(Specialized Disclosure Report)

Rockwell Automation, Inc.

Delaware	1-12383	25-1797617
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

1201 South Second Street, Milwaukee, Wisconsin		53204
(Address of principal executive offices)		(Zip code)

Robert B. Murphy, Senior VP of Operations and Engineering Services (414-382-2000)

The rule pursuant to which this form is being filed, and the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 – Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A Conflict Minerals Report for the calendar year ended December 31, 2015 is provided as Exhibit 1.01 and is available at the following Internet website: http://www.rockwellautomation.com/rockwellautomation/about-us/sustainability-ethics/integrity-compliance-overview.page?

Item 1.02 – Exhibit

Rockwell Automation’s Conflict Minerals Report required by Item 1.01, attached to this Form SD as Exhibit 1.01, is incorporated herein by reference.

Section 2 – Exhibits

Item 2.01 – Exhibits

Exhibit 1.01 – Conflict Minerals Report (attached)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

/s/ Robert B. Murphy	Date: May 31, 2016
(Registrant)

Robert B. Murphy

Sr. VP Operations and Engineering Services

Rockwell Automation

(414-382-2000)